UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha TYO

(Name of Subject Company)

TYO Inc.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

TYO Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

TYO Inc.

ATTN: Hiroaki Uekubo

21-7, Kamiosaki 2-chome, Shinagawa-ku, Tokyo 141-0021, Japan

Telephone: +81-3-5434-1586

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.	Description
99.1

English translation of Notice Regarding Execution of a Basic Agreement Concerning the Management Integration of TYO Inc. and AOI Pro. Inc. by Establishment of a Joint Holding Company (Share Transfer), dated July 11, 2016

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document filed as Exhibit 99.1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2016. TYO Inc. will promptly communicate any change in the name or address of its agent for service of process to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TYO INC.

By:	/s/ Hiroaki Uekubo
Name: Hiroaki Uekubo
Title: Executive Director

Date: July 12, 2016